September 2, 2008

VIA EDGAR AND BY COURIER

Elaine Wolf
David H. Roberts
Division of Corporate Finance
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-4561

Re:	Cogdell Spencer Inc. Registration Statement on Form S-3 File No. 333—139706 Filed on December 28, 2006

Dear Ms. Wolf/Mr. Roberts

     On behalf of our client, Cogdell Spencer Inc. (the “Company”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated January 12, 2007, with respect to the Registration Statement (the “Registration Statement”) on Form S-3 (Registration No. 333-139706) filed by the Company on December 28, 2006.

     We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

Selling Stockholders, page 3

1.	We note that you have left the selling stockholder table blank. Please advise us how you are eligible to omit the selling stockholder information under Rule 430B of Regulation C or revise your disclosure to include the selling stockholder information.

     In response to this Comment, we have revised the disclosure under the caption “Selling Stockholders” on page 4 to include the selling stockholder information.

     We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention: Jay L. Bernstein, Esq. or Andrew S. Epstein, Esq., 31 West 52nd Street, New York, New York 10019, facsimile (212) 878-8375.

Very truly yours,

Vanessa O. Vazquez

Enclosure

cc:	Frank C. Spencer Andrew S. Epstein Jay L. Bernstein